

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2021

Ajim Tamboli
Chief Financial Officer
Monte Rosa Therapeutics, Inc.
645 Summer Street, Suite 102
Boston, MA 02210

Re: Monte Rosa Therapeutics, Inc.
Registration Statement on Form S-1
Exhibit Nos. 10.14, 10.15, 10.16, 10.17
Filed June 4, 2021
File No. 333-256773

Dear Mr. Tamboli:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance